82-03138

RECEIVED

2006 SEP 18 P 2:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

06016928

BAE SYSTEMS PLC
6 September 2006

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland.

BOARD OF BAE SYSTEMS PLC TO RECOMMEND THAT SHAREHOLDERS VOTE IN FAVOUR OF PROPOSED DISPOSAL OF ITS AIRBUS SHAREHOLDING

On 2 July 2006, BAE Systems plc ("BAE Systems" or the "Company") announced that the price (the "Price") payable by European Aeronautic Defence and Space Company EADS N.V. ("EADS") in relation to the proposed disposal of BAE Systems' entire interest in Airbus S.A.S. ("Airbus") (the "Proposed Disposal") had been determined by an independent expert to be €2,750 million (£1,903 million [1]).

On 5 July 2006, the Company announced its intention, in accordance with Clause 10.6 of the Shareholders' Agreement between BAE Systems, EADS and Airbus, to undertake an audit of the Airbus Group (the "Audit").

Today the Board of BAE Systems (the "Board") announces that it considers that the Proposed Disposal is in the best interests of the Company and its shareholders as a whole.

Having assessed the results of the Audit, the Board believes that Airbus is facing a challenging short to medium-term outlook, in particular with respect to certain of its principal programmes. The Board believes that a significant amount of management focus, time and investment will be required to address the issues currently facing Airbus to improve its operating and financial performance and thereby to increase its value. Inevitably, there are risks involved in such a recovery programme and, having reviewed the Audit, the Board is concerned about the possible cash requirements of the Airbus business in the medium-term.

The Board therefore believes that it is in the best interests of the Company to exit at the Price determined by the independent expert. In arriving at this judgement, it weighed with the Board that if it does not proceed with the Proposed Disposal, it may be necessary to retain BAE Systems' interest in Airbus for an extended period to be confident that it could be sold for materially more than the Price.

Following repayment of debts outstanding between BAE Systems and Airbus at completion and the payment of transaction related costs, net proceeds to BAE Systems are estimated to be approximately €1,784 million (£1,212 million [2]). The Board proposes to return up to £500 million to BAE Systems' shareholders by way of on-market purchases of shares following completion of the Proposed Disposal. The Board also intends to consult with the trustees of the Company's pension schemes and the Pensions

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Regulator with regard to any further investment in those schemes. The remaining proceeds, together with BAE Systems' other cash resources, will be available for debt repayments and future investment in the Company and to pursue selected acquisitions in the core defence business.

Due to its size, the Proposed Disposal requires the approval of BAE Systems' shareholders at an extraordinary general meeting. Further details regarding the Proposed Disposal, including the time and location of the extraordinary general meeting, will be set out in a circular to be sent to shareholders shortly.

Enquiries:

BAE Systems
Andy Wrathall (Investor relations) Tel: +44 1252 383 820
John Neilson (Media relations) Tel: +44 1252 384 795

Notes:

(1) On the basis of the exchange rate on 2 July 2006 of €1.445 = £1.000

(2) On the basis of the current exchange rate of €1.4720 = £1.000